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                             April 24, 2024

       James C. Flores
       Chairman and Chief Executive Officer
       Sable Offshore Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Sable Offshore
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-277072

       Dear James C. Flores:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

       Amendment No. 1 to Form S-1

       Liquidity and Capital Resources, page 87

   1. We note your response to prior comment 5. Please revise to disclose that the PIPE investor that
subscribed for $125,000,000 informed the company that it would not be able to fund the subscribed
amount.
       Exhibits

   2. We note that you have revised the registration statement to include 1,024,900 public warrants. Please
instruct your counsel to revise the opinion accordingly.
 James C. Flores
FirstName   LastNameJames C. Flores
Sable Offshore  Corp.
Comapany
April       NameSable Offshore Corp.
       24, 2024
April 224, 2024 Page 2
Page
FirstName LastName
       Please contact Anuja A. Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Ryan Maierson